UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hemminghaus, R. R.
   P.O. Box 696000
   San Antonio, Texas  78269-6000
2. Issuer Name and Ticker or Trading Symbol
   Ultramar Diamond Shamrock Corporation
   (UDS)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 30, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |4/30/9|M   | |12,069            |A  |$22.4265   |111,182 (a) (b)    |D     |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |8,359 (d)          |I     |(d)                        |
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                           |      |    | |                  |   |           |11,187 (l)         |I     |(l)                        |
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                           |      |    | |                  |   |           |685 (i)            |I     |(i)                        |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock option |$22.4265|4/30/|M   | |12,069     |D  |5/26/|5/1/9|Common Stock|12,069 |       |329,772 (h) |D  |            |
(right to buy) (g)    |        |99   |    | |           |   |95   |9    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(a) 2,502 of such shares were issued pursuant to the Non-Employee Director Plan and remain subject to forfeiture as of April 30, 1999.
(b) 1,973 of such shares were issued pursuant to Long-Term Incentive Plans and remain subject to forfeiture as of April 30, 1999.
(d)  Held by Trustee of the Company's Employee Stock Ownership
Plans.
(h) 462,065 options to purchase common stock of the Company, issued to Mr. Hemminghaus under the Company's
1996 Long Term Incentive Plan on December 19, 1996 and February 11, 1998 and exercisable at a price of
$30.125 and $35.9375, respectively, were cancelled on December 31, 1998, pursuant to their terms, due to Mr.
Hemminghaus' retirement from his positon as CEO of the Company effective on the same date.
(i) This stock includes 572 shares with respect to which I act as trustee for two grandchildren and 100 shares as trustee for my son under the Texas Uniform Gifts to Minors Act. I disclaim beneficial ownership of all such shares.
(l) This stock is owned by trusts for the benefit of my children and grandchildren of which I am a Co-Trustee. I disclaim beneficial ownership of all such
shares.
SIGNATURE OF REPORTING PERSON
/s/ R. R. Hemminghaus (by Power of Attorney)
DATE
May 10, 1999